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Exhibit 4.1

AMENDMENT NO. 1 TO
AMENDED AND RESTATED RIGHTS AGREEMENT

        THIS AMENDMENT NO. 1 TO RIGHTS AGREEMENT (this "Amendment") is dated as of June 20, 2003, and is made between IDEC PHARMACEUTICALS CORPORATION, a Delaware corporation (the "Company"), and MELLON INVESTOR SERVICES LLC, a New Jersey limited liability company, as Rights Agent (f/k/a ChaseMellon Shareholder Services, LLC, the "Rights Agent"), with reference to the following facts:

        A.    The Company and the Rights Agent entered into that certain Amended and Restated Rights Agreement, dated as of July 26, 2001 (the "Rights Agreement"), in order to make certain modifications to the Company's existing stockholder rights plan (as more fully described in the Right Agreement). Capitalized terms used without definition herein have the meanings ascribed to such terms in the Rights Agreement.

        B.    The Board of Directors of the Company has determined that (i) it is in the best interests of the Company to enter into that certain Agreement and Plan of Merger (as it may be amended from time to time, the "Merger Agreement") by and among the Company, Biogen, Inc., a Massachusetts corporation ("Bridges"), and Bridges Merger Corporation, a Massachusetts corporation and a wholly owned subsidiary of the Company ("Merger Sub"), pursuant to which it is proposed that Merger Sub will merge with and into Bridges (the "Merger"), with the Merger to become effective as set forth in the Merger Agreement (the time of such effectiveness being the "Effective Time"), and (ii) it is desirable for the Company to make certain clarifications with respect to the Rights Agreement in connection with the execution of the Merger Agreement.

        C.    Pursuant to Section 27 of the Rights Agreement, the Company and the Rights Agent may amend the Rights Agreement at any time prior to a Distribution Date (which has not yet occurred).

        NOW, THEREFORE, the Company and the Rights Agent hereby agree as follows:

        1.    Beneficial Ownership. Notwithstanding the provisions of Section 1(c) and Section 28 of the Rights Agreement, at no time prior to the Effective Time shall Persons that Beneficially Own shares of common stock, par value $0.01 per share, of Bridges ("Bridges Capital Stock") be deemed, as a result of the Merger Agreement or the transactions and arrangements contemplated thereby, to Beneficially Own (or to be the Beneficial Owner or to have Beneficial Ownership of) shares of Common Stock into which shares of Bridges Capital Stock may (pursuant to the Merger Agreement) be converted, or which may (pursuant to the Merger Agreement) otherwise be issuable, as a result of the Merger.

        2.    Effectiveness. This Amendment shall be deemed effective as of the date first set forth above, as if executed and delivered on such date. Except as amended hereby, the Rights Agreement shall remain in full force and effect and otherwise be unaffected hereby.

        3.    Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and to be performed entirely within such state.

        4.    Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one instrument.

        IN WITNESS WHEREOF, this Amendment is executed as of the date first set forth above.

THE COMPANY: IDEC PHARMACEUTICALS CORPORATION, a Delaware corporation		THE RIGHTS AGENT: MELLON INVESTOR SERVICES LLC, a New Jersey limited liability company

By:	/s/ JOHN DUNN	By:	/s/ SHARON KNEPPER

Name:	John Dunn	Name:	Sharon Knepper

Title:	Senior Vice President	Title:	Vice President

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AMENDMENT NO. 1 TO AMENDED AND RESTATED RIGHTS AGREEMENT